December 5, 2008

Richard E. Anthony
Chairman of the Board and Chief Executive Officer
Synovus Financial Corp.
P.O. Box 120
Columbus, GA 31902-0120

      Re: **Synovus Financial Corp.**
              Schedule 14A
              Filed October 24, 2008
              File No. 001-10312

Dear Mr. Anthony,

This letter confirms that the staff completed its limited review of your preliminary proxy on November 14, 2008 and has no further comments at this time.

Sincerely,

William Friar